SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended June 30, 2001 and For the
                            year ended June 30, 2000

                        iaNett International Systems Ltd.
                  (formerly called WSi INTERACTIVE CORPORATION)
             (Exact name of registrant as specified in its charter)


    BRITISH COLUMBIA, CANADA              0-25860                   NONE
(State or other jurisdiction of   (Commission File Number)    (I.R.S. Employer
     incorporation)                                          Identification No.)


Suite 500 - 750 West Pender Street, Vancouver, BC                V6C 2T7
      (Address of principal executive offices)                  (Zip code)

Issuer's telephone number: (604) 681-4911

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   |X|              Form 40-F   |_|

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes   |_|             No  |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.


CONSOLIDATED FINANCIAL STATEMENTS

IANETT INTERNATIONAL SYSTEMS LTD.
(FORMERLY WSi INTERACTIVE CORPORATION)

VANCOUVER, BRITISH COLUMBIA, CANADA

JUNE 30, 2001 AND 2000



1. AUDITORS' REPORT

2. CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

2. CONSOLIDATED BALANCE SHEETS

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

5. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BEDFORD CURRY & CO.
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of iaNett International Systems Ltd.

We have audited the consolidated balance sheets of iaNett International Systems Ltd. as at June 30, 2001 and 2000 and the consolidated statements of earnings and deficit and cash flows for the years ended June 30, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia, Canada                       BEDFORD CURRY & CO.
October 18, 2001                                          CHARTERED ACCOUNTANTS
iaNett International Systems Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
Years ended  June 30, 2001 and 2000
                                                     2001       2000
-------------------------------------------------------------------------
REVENUE

Sales.........................................  $   976,100    6,007,375
Other income..................................      116,107          -
-------------------------------------------------------------------------
                                                  1,092,207    6,007,375

EXPENSES

General and administrative....................    2,892,195    3,492,317
Direct costs..................................    1,325,789    3,405,916
Bad debts.....................................    1,093,288          -
Amortization of capital assets................      856,355      702,125
-------------------------------------------------------------------------
                                                  6,167,627    7,600,358
-------------------------------------------------------------------------
Net loss before other items...................   (5,075,420)  (1,592,983)

OTHER ITEMS

Loss on disposition of capital assets.........   (1,514,592)         -
Write-off of investments [Note 4].............   (1,349,532)         -
Write-off of deferred development costs.......   (1,039,407)         -
Write-off of loans receivable.................     (196,000)         -
Write-off of license costs....................          -       (217,800)
--------------------------------------------------------------------------
NET LOSS......................................   (9,174,951)  (1,810,783)

Deficit, beginning of year....................  (24,634,778) (22,823,995)
--------------------------------------------------------------------------
DEFICIT, end of year.......................... $(33,809,729) (24,634,778)
==========================================================================
LOSS PER SHARE................................ $      (1.75)       (0.50)
==========================================================================
iaNett International Systems Ltd.
CONSOLIDATED BALANCE SHEETS
June 30, 2001 and 2000
                                                           2001         2000
-------------------------------------------------------------------------------
ASSETS

Current
        Cash and cash equivalents ................   $      3,024     1,313,692
        Accounts receivable ......................         52,131     2,364,938
        Loans receivable .........................           --         350,000
        Prepaid expenses .........................          3,972       198,073
-------------------------------------------------------------------------------
                                                           59,127     4,226,703

Capital assets [Note 3] ..........................         24,411     2,517,852
Investments [Note 4] .............................        105,000     1,507,274
Deferred development costs  [Note 5] .............           --         908,371
-------------------------------------------------------------------------------
                                                     $    188,538     9,160,200
===============================================================================
LIABILITIES
Current
        Accounts payable and accrued expenses ....   $    743,726     1,646,752
        Current portion of capital leases [Note 6]           --          18,422
        Loan [Note 7] ............................        490,174          --
        Due to shareholder [Note 8] ..............        174,041          --
-------------------------------------------------------------------------------
                                                        1,407,941     1,665,174
Obligation under capital leases [Note 6] .........           --          50,156
-------------------------------------------------------------------------------
                                                        1,407,941     1,715,330
SHAREHOLDERS' EQUITY

Share capital [Note 9] ...........................     32,590,326    32,079,648
Deficit ..........................................    (33,809,729)
-------------------------------------------------------------------------------
                                                       (1,219,403)    7,444,870
-------------------------------------------------------------------------------
                                                     $    188,538     9,160,200
===============================================================================
APPROVED ON BEHALF OF THE BOARD:

"GORDON SAMSON"         "THEO SANIDAS"
   Director                Director
iaNett International Systems Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2001 and 2000
                                                      2001        2000
-------------------------------------------------------------------------
OPERATIONS

Net loss......................................  $(9,174,951)  (1,810,783)
Add (deduct) items not involving cash
        Loss on disposition of capital assets.    1,514,592          -
        Write-off of investments..............    1,349,532          -
        Bad debts.............................    1,093,288          -
        Write-off of deferred development costs   1,039,407          -
        Amortization of capital assets........      856,355      702,125
        Write-off of loans receivable.........      196,000          -
        Write-off of license costs............          -        217,800
        Non-monetary exchanges................          -     (2,228,625)
-------------------------------------------------------------------------
                                                 (3,125,777)  (3,119,483)
Net changes in non-cash working capital items:
        Decrease(increase)in accounts receivable  1,219,519   (2,064,406)
        Decrease(increase)in prepaid expenses.      194,101     (152,117)
        Increase(decrease) in accounts payable     (605,620)   1,388,811
-------------------------------------------------------------------------
                                                 (2,317,777)  (3,947,195)
FINANCING

Increase in loan..............................      500,000          -
Increase(decrease) in amounts due to shareholder    174,041     (60,835)
Issuance of share capital.....................      200,472    7,303,531
Increase in obligations under capital leases            -         68,578
-------------------------------------------------------------------------
                                                    874,513    7,311,274
INVESTING

Proceeds from sale of capital assets..........      336,850          -
Decrease (increase) in loans receivable.......      154,000     (350,000)
Proceeds on disposition of investments........       70,917          -
Purchase of investments.......................      (18,175)    (955,349)
Increase in deferred development costs........     (131,036)    (908,371)
Purchase of capital assets....................     (279,960)  (1,543,491)
-------------------------------------------------------------------------
                                                    132,596   (3,757,211)
-------------------------------------------------------------------------

Decrease in cash..............................   (1,310,668)    (393,132)

Cash and cash equivalents, beginning of year..    1,313,692    1,706,824
-------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year........  $     3,024    1,313,692
=========================================================================
iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended June 30, 2001 and 2000

1.    NATURE OF OPERATIONS AND GOING CONCERN

iaNett International Systems Ltd., incorporated in British Columbia, Canada, has shares listed on the Canadian Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. On May 7, 2001 the Company changed its name from WSi Interactive Corporation to iaNett International Systems Ltd.

The Company is primarily engaged in the business of providing integrated marketing, web services, business development services and data warehousing services to both Internet and traditional businesses.

At June 30, 2001 the Company had a working capital deficiency of $1,348,814 (2000: $2,561,529 working capital) and incurred an operating loss of $9,174,951 (2000: $1,810,783) for the years then ended. The Company's ability to discharge liabilities in the normal course of its business is dependent upon future profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.


2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

        D.N.S. Media.com Inc. (100%)
        Stock Secrets Enterprises Ltd. (100%)
        IaNett.com Internet Technologies Ltd. (54.5%)

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Revenue recognition - Revenue predominantly results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Years ended June 30, 2001 and 2000

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset                     Basis                   Rate
----------------------------------------------------------------------------
Computer software         Straight-line           33% - 100%
Computer hardware         Straight-line           33%
Office equipment,f & f    Declining balance       20% - 30%
Automotive                Declining balance       30%
Leasehold improvements    Straight-line           Over the term of the lease
                                                   and one renewal period.
----------------------------------------------------------------------------

One half of the above rates are used in the year of acquisition.

Investments - The Company makes investments in technology businesses. Such investments, where the Company does not exert significant influence, have been accounted for under the cost method whereby the investments are carried at cost. When, in the opinion of management, the cost of an investment is permanently impaired, the investment is written down to recognize the loss. Where the Company does exert significant influence, investments are accounted for under the equity method. Where the Company's initial investment is more than 20% but where plans are in place for the investee to issue additional securities that will dilute the ownership investment below 20%, such investments are accounted for using the cost method.

Development costs - Development costs are expensed as incurred unless a product meets generally accepted deferral criteria in accordance with generally accepted accounting principles. The development costs consists primarily of labour costs incurred in developing the Company's web businesses. Development costs are amortized at the point that the product is available to the market and over its estimated useful life.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period. Actual results could differ from those estimates.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation - The Company has a stock-based compensation plan, which is described in note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees in exercise of stock options or purchase of stock is credited to share capital.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

3.  CAPITAL ASSETS
                                                            Net Book Value
                                           Accumulated     ---------------
                                  Cost     Depreciation    2001       2000
----------------------------------------------------------------------------
Computer software..........    $  38,800      25,000      13,800   1,316,156
Office equipment,f&f .......      14,150       3,539      10,611     124,912
Computer hardware ..........        --          --          --     1,031,060
Leasehold improvements .....        --          --          --        28,424
Automotive .................        --          --          --        17,300
                                                                   ---------
                               $  52,950      28,539      24,411   2,517,852
============================================================================

During the year the Company disposed of certain equipment resulting in a loss of $1,514,592.

4.    INVESTMENTS
                                  2001            2000
-------------------------------------------------------
Alphastream Wireless Inc...    $100,000         100,000
Other......................       5,000         166,549
Restaurant-Help.com, Inc...         -           364,725
Nerve Media Corporation....         -           363,000
FlashCandy.com, Inc........         -           255,000
HollywoodBroadcasting.com,Inc.      -           150,000
Digital Video Display Tech Corp.    -           108,000
-------------------------------------------------------
                               $105,000       1,507,274
=======================================================

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. The investment complements the Company's interest in broadband, rich media and convergence technologies. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

4.    INVESTMENTS (continued)

Write-off of investments - Management has written-off the cost of certain of the Company's investments to reflect the negative equity market conditions, which have prevailed for its investee technology companies.


5.  DEFERRED DEVELOPMENT COSTS

                                                2001           2000
------------------------------------------------------------------------
Deferred costs, beginning of year...... $   908,371             -
Add:    Labour costs...................     131,036         627,338
        Domain name....................         -           187,500
        Other costs....................         -            93,533
Deduct: Written-off....................  (1,039,407)            -
------------------------------------------------------------------------
Deferred costs, end of year             $       -           908,371
========================================================================

Due to the Company's inability to complete the development of its' projects, Management has decided to write-off its deferred development costs in the current period.

6.    OBLIGATIONS UNDER CAPITAL LEASES

Future minimum lease payments of the capital leases for the fiscal years ending June 30 are as follows:
                                               2001              2000
-----------------------------------------------------------------------
2001..............................        $     -               26,458
2002..............................              -               26,458
2003..............................              -               26,458
2004..............................              -                7,362
-----------------------------------------------------------------------

Total minimum capital lease payments            -               86,736
Less imputed rates averaging 12%                -              (18,158)
-----------------------------------------------------------------------
Present value of capital lease payments         -               68,578
Less current portion..............              -              (18,422)
-----------------------------------------------------------------------
                                          $     -               50,156
=======================================================================

During the year the Company terminated it's capital leases and returned all the equipment to the Lessors.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

7.    LOAN

The Company entered into a loan agreement with 614531 B.C. Ltd. to borrow $500,000 on October 31, 2000, as amended on December 8, 2000. The loan is secured by a General Security Agreement which provides for a first charge on the assets of the Company. The loan bears interest at 4% plus the Bank of Montreal prime rate and was due February 1, 2001. A condition of the loan was that any proceeds from sale of Company's assets were to be applied to the outstanding loan amount. As the Company did not repay the loan on its due date a penalty of $50,000 was applied. The penalty was paid by the transfer to the lender of equipment having a fair market value of $50,000.

As described in Note 14 the outstanding loan balance was settled by issuance of 2,733,270 common shares.

8.    DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

9.    SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                                                       2001                        2000
                                           -------------------------     -----------------------
                                              Number        Amount         Number         Amount
---------------------------------------------------------------------------------------------------
Balance, beginning of year ...........     50,642,178    $ 32,079,648     31,203,447   $ 22,779,187
Shares issued for cash:
  Stock options ......................        384,767         100,472      2,770,397      1,125,320
  Warrants ...........................        250,000         100,000      5,337,334      4,367,057
  Special warrants ...................           --              --        5,250,000      1,996,930
  Private placement ..................           --              --        3,031,000      1,800,130
  Performance shares .................           --              --        3,000,000         30,000
Shares issued for other consideration:
  For debt ...........................      2,974,061         297,406           --             --
  For subsidiary .....................        320,000          12,800           --             --
  Finder's fee .......................           --              --           50,000           --
  Cash share issuance costs ..........           --              --             --          (18,976)
Cancellation of escrow shares ........       (112,500)           --             --             --
---------------------------------------------------------------------------------------------------
                                           54,458,506      32,590,326     50,642,178     32,079,648

Consolidation 10:1 ...................      5,445,851      32,590,326           --             --
---------------------------------------------------------------------------------------------------
Balance, end of year .................      5,445,851    $ 32,590,326     50,642,178   $ 32,079,648
===================================================================================================

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

9.    SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

         Outstanding                          Outstanding
Exercise   June 30,     Expired                  June,
Price      2000         Issued      Exercised    2001       Expiry date
------------------------------------------------------------------------------
 $1.15   1,338,000         -      (1,338,000)      -        September 30, 2000
 $0.46     325,000         -        (325,000)      -        November 26, 2001
*$9.10     178,100         -             -      178,100     June 2, 2002
------------------------------------------------------------------------------
         1,841,100         -      (1,663,000)   178,100
==============================================================================

* Warrants were consolidated on a 10:1 basis.

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants, reserving a total of 1,200,000 shares. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant.

A summary of the change in the Company's stock options plan for the year ended June 30, 2001 and 2000 is presented below.

                                            2001                   2000
                                ------------------------- ----------------------
                                         Weighted Average       Weighted Average
                                 Options   Exercise Price Options Exercise Price
--------------------------------------------------------------------------------
Outstanding, beginning of year  3,709,269   $ 0.47          -       $  -
  Granted                       5,000,000     0.10    7,265,000      0.46
  Exercised                      (384,767)    0.26   (2,770,397)     0.41
  Cancelled or expired         (8,113,752)    0.10     (785,334)     0.63
--------------------------------------------------------------------------------
Outstanding, end of year          210,750   $ 0.10    3,709,269     $0.47
================================================================================
iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended  June 30, 2001 and 2000

9.    SHARE CAPITAL (continued)

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2001:

Price           Number          Expiry date
---------------------------------------------------
$0.10            1,000          July 12,2004
$0.10           90,000          July 30, 2004
$0.10            1,250          November 8, 2004
$0.10            6,500          December 21, 2004
$0.10           22,000          September 14, 2005
$0.10           90,000          November 15, 2005
---------------------------------------------------
               210,750
===================================================
During the year all stock options were repriced and were consolidated on a 10:1 basis.

10.   RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

a) Legal fees of $78,619 (2000 - $199,721) were paid to a former director of the Company;

b) Management fees of $133,000 (2000 - $162,465) were paid to directors of the Company or companies controlled by a director of them;

c)    Amounts due to shareholder of $174,041 as described in Note 8.


11.   INCOME TAXES

The company has non-capital losses for income tax purposes which may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

12.   COMMITMENTS

The Company is committed to minimum annual lease payments under various operating leases for certain office premises and equipment rentals.

Minimum annual lease payments for the fiscal years ending June 30 are as follows:
               2001             2000
-------------------------------------
2001    $       -       $     635,136
2002            -             443,448
2003            -              56,776
2004            -               4,111
-------------------------------------
        $       -       $   1,139,471
=====================================

13.   FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued expenses, loan and amounts due to shareholder.

It is management's opinion that the Company is not exposed to significant interest, currency or credits risks on its financial instruments.

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, loan and amounts due to shareholder approximate their carrying amounts due to their relative short terms of maturity. As described in Note 14 certain debts were settled, after the year-end, for less than fair value.

The fair value of investments in private companies is not readily determinable because these investments are not publicly traded.

14.   SUBSEQUENT EVENTS

Bankruptcy and Insolvency - In July, 2001 the Company filed a formal proposal under the Bankruptcy and Insolvency Act of British Columbia, Canada. The Company proposed to settle outstanding debts of $1,443,573 by the issuance of shares at a deemed value of $0.18 or a cash payment of 25% of the creditor's provable claim. On August 2, 2001 the Company's creditors approved the proposal and agreed to accept $136,618 in cash and 5,469,477 in common shares. On August 24, 2001 the court approved the transaction and the share were issued on October 8, 2001.

Acquisition of IaNett.com Internet Technologies Ltd. - On September 7, 2001 the Company issued 368,000 shares to acquire the remaining 45.5% in IaNett.com Internet Technologies Ltd. ("iaNett.com"). As of September 7, 2001 IaNett.com had no material assets and its only material liability is an amount due to the Company.

iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)
Years ended June 30, 2001 and 2000

14.   SUBSEQUENT EVENTS (continued)

Private placement - On October 4, 2001 the Company issued 2.4 million units at $0.10 per unit to net $240,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share for $0.10 for a one year period.

Options - On October 5, 2001 the Company granted 789,250 stock options at a price of $0.10 per share. The options expire on October 5, 2006.